UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                            SCOTT'S LIQUID GOLD, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   810-202101
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                NOVEMBER 1, 2012
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  810-202101

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         774,227
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    774,227
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             774,227
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     7.1%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Scott's Liquid Gold, Inc. ("the company"), 4880 Havana Street, Denver, CO 80239.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $175,438.18 have been used to effect the purchases. No part of the purchase price represents borrowed funds.


ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes. He believes he is the largest unaffiliated shareholder of the company.

     The reporting person submitted a letter to the board of directors (see Exhibit #1), dated November 24, 2012, expressing support for the pending transaction to sell the company's Denver real estate for $9.5 million. (See the company's November 21, 2012 Form 8-K filing.) However, he also indicated in the letter that it is imperative, considering how CEO Mark Goldstein has caused the company to suffer a net loss for 14 out of the last 15 years, that the company provide an opportunity for those shareholders who want to "move on" from their investment in the company, to be given that opportunity, as a result of the "liquidity event" of the real estate sale.

     More specifically, in the letter, the reporting person seeks a meeting with the board to discuss specific uses for the cash generated from the pending real estate sale. Among other options, he asks the board to consider a large one time dividend, a "going private" transaction or sale of the entire company, or, his preferred alternative, a self-tender for 3 million common shares or more, at a price of not less than 50 cents, that would allow for each shareholder to decide for himself whether he wants to "stay" or "go."

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the governance, business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated in this (including the letter attached hereto) and previous 13D filings, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on November 23, 2012, the reporting person has sole voting and dispositive power over 774,227 shares of Scott's Liquid Gold, Inc.'s common stock. According to the company's 3rd quarter 2012 Form 10-Q, as of November 9, 2012 there were 10,937,000 common shares outstanding. The reporting person is therefore deemed to own 7.1% of the company's common stock. Transactions effected by the reporting person, in the 60 days prior to the November 1st "trigger" date, through November 21, 2012, were performed in ordinary brokerage transactions, and are indicated as follows:

10/17/12  bought 10,000 shares @ $.121
11/01/12  bought 150,000 shares @ $.130
11/12/12  bought 25,000 shares @ $.144
11/14/12  bought 13,900 shares @ $.144
11/21/12  sold 10,000 shares @ $.21


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

Exhibit #1:  Letter dated 11/24/12 to the SLGD Board of Directors


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  11/26/12
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor